Exhibit 99.1

CONSENT OF NIEL DE BRUIN

August 15, 2022

I, Niel de Bruin, hereby consent to the use of my name in connection with reference to my involvement in the review and approval of certain scientific and technical information in the management’s discussion and analysis of Americas Gold and Silver Corporation (the “Company”) for the three and six months ended June 30, 2022.

I also hereby consent to the inclusion or incorporation by reference of the scientific and technical information in the Company’s registration statement (No. 333-240504) on Form F-10, as amended or supplemented.

/s/ Niel de Bruin

Niel de Bruin